



Victoria Fredrick · 3rd

Chief Operating Officer, 24hr Truck Services LLC

Hightstown, New Jersey, United States · 286 connections ·

Contact info

 24hr Truck Services LLC

 Rutgers University - Camden

About

Registered Nurse (RN)
International Board Certified Lactation Consultant (IBCLC)
BLS for Healthcare Providers; ACLS; PALS... see more

Activity

286 followers

 I have my favorite shoppers. It would be great if we could select from the shoppers available. Many shoppers are excellent and communicate often and quickly while...

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Experience



Chief Operating Officer
24hr Truck Services LLC
May 2019 – Present · 1 yr 9 mos
United States

- Evaluate and Develop policies and procedures
- Manage Projects and Offerings
- Optimization of resources and strategic financial planning
- Develop marketing and sales strategies
- Hire and supervise staff and manage day to day administrative functions
- Negotiate and review contracts and bids for various clients. Negotiate and review software, employment and vendor agreements



Owner
LAF STUDIOS, LLC
2003 – Present · 18 yrs

Victoria Fredrick is an independent producer and owner of LAF Studios, LLC, a successful management and production company based on the East Coast. Ms. Fredrick is best known as a tour de force for her role as former manager and producing partner of the Academy Award® Nominee, Terrence Howard. As his personal manager and/or producing p ...see more



Paralegal
Guy Carpenter
1993 – 1998 · 5 yrs

Education



Rutgers University - Camden
BSN, Nursing Science
2019 – 2020
Activities and Societies: ▤ Outstanding Achievement Scholarship – 2019-20 ▤ Dean's List All Semesters ▤ SNA Delegate 2020



Mercer County Community College
Associate of Science - AS, Registered Nursing/Registered Nurse
2016 – 2019
Activities and Societies: Phi Theta Kappa - VP of Scholarship 2018 - 2019 2019 NJ All-State Academic Team 2019 Catalyst International Voting Delegate 2019 Middle States Region Chapter Officer Hall of Honor Inductee Alpha Delta Nu Nursing Honor Society - Secretary 2019 Scholarships NSNA - 2019 The Promise of Nursing 2019 PTK New Century Workforce 2019 Charlotte Newcombe 2018-19; 2016-17 Area VII Physicians Review Organization 2017-18 Robert Sydney Needham Memorial 2016-17 MMRC

MMRC (Mercer Medical Reserve Corp) are disaster first responders.



New York Paralegal School
Diploma, Paralegal
1994



Katherine Gibbs School
Associates
1993



Stuyvesant
1987 – 1991

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